UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking: Changes of Directors

Tokyo, May 9, 2008 — Mitsubishi UFJ Trust and Banking Corporation a subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced changes of Directors as shown in the attached.

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Mitsubishi UFJ Trust and Banking Corporation

Changes of Directors

Tokyo, May 9, 2008 — Mitsubishi UFJ Trust and Banking Corporation today announced the following planned changes of directors:

(Effective June 26)

Name	New Position	Current Position

Akio Utsumi	Retired*	Chairman

Haruya Uehara	Chairman (Representative Director)	President

Kinya Okauchi	President (Representative Director)	Senior Managing Director

*	Akio Utsumi will become a Senior Advisor following his retirement.